

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

João Siffert
President and Chief Executive Officer
Design Therapeutics, Inc.
6005 Hidden Valley Road, Suite 110
Carlsbad, California 92011

      Re: Design Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 27, 2022
           File No. 333-264521

Dear Dr. Siffert:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Asa M. Henin, Esq.